UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42182

PS International Group Ltd.

Unit 1002, 10/F
Join-in Hang Sing Centre
No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Engagement of Placement Agent

On September 15, 2025, the board of directors (the “Board”) of PS International Group Ltd. (the “Company”) passed resolutions and approved certain engagement letter (the “Engagement Letter”) entered by and between the Company and Joseph Stone Capital, LLC (together with its affiliates and assigns, the “JSC”), pursuant to which JSC will serve as the Company’s exclusive placement agent for a proposed private placement of the ordinary shares of the Company (the “Offering”).

Departure of Chief Financial Officer

On July 23, 2025, Mr. Chun Kit Tsui, the Company’s Chief Financial Officer, tendered his resignation to the Board. Pursuant to the two-month notice period in the employment agreement entered by the Company and Mr. Tsui, Mr. Tsui’s resignation will be effective September 22, 2025. On September 9, 2025, the Board and Mr. Chun Kit Tsui mutually agreed the early release of Mr. Chun Kit Tsui from his active duties, with such early release to be treated as the beginning of his garden leave period, effective on the same date. Mr. Tsui’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board expressed its gratitude for his contributions and dedicated service to the Company.

Appointment of New Chief Financial Officer and Chief Operating Officer

On September 15, 2025, the Board appointed Mr. Man Kiu Chan as the Company’s Chief Financial Officer and Mr. Chunlin Tong as the Company’s Chief Operating Officer, effective as of September 15, 2025.

Mr. Man Kiu Chan, age 63, has over 30 years of accounting, financial management, and corporate governance experience. He served as Chief Financial Officer and Company Secretary of Jiangnan Group Limited, a Hong Kong-listed cable manufacturer, from 2011 until its privatization in 2023. Prior to that, he held senior management roles at Xinhua Sports & Entertainment Limited as Deputy COO, Xinhua Financial Network Limited as Managing Director of Business Development, and Jardine Fleming Holdings Limited as Director of Securities Services. He began his career at PriceWaterhouse in Hong Kong. Mr. Chan is an associate member of the Hong Kong Institute of Certified Public Accountants and holds a Professional Diploma in Accountancy from Hong Kong Polytechnic and an MBA from City University of Hong Kong.

Mr. Chunlin Tong, age 41, has more than 17 years of management and marketing experience across multinational and financial services companies. He most recently served as Marketing Director of Sparkle In Technology Investment Ltd. in Hong Kong, where he led business development with major enterprises and state-owned entities. From 2022 to 2023, he was Managing Director of CIC Guolian (Beijing) Investment Fund Co., Ltd. Previously, Mr. Tong held senior positions at Aerospace Science and Industry Financial Leasing Co., Ltd., CITIC Financial Leasing, Minsheng Financial Leasing, and Huawei Technologies, where he was responsible for business development in shipping, aviation, energy, finance, and intelligent manufacturing sectors. He holds an MBA in Accounting, Finance, and Management from the Graduate School of the Chinese Academy of Social Sciences.

There is no arrangement or understanding between Mr. Chan, Mr. Tong and any other person pursuant to which they were selected as an officer of the Company, and there is no family relationship between Mr. Chan, Mr. Tong and any of the Company’s other directors or executive officers. Since the beginning of the Company’s last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Mr. Chan or Mr. Tong had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

In connection with the appointment, on September 15, 2025, the Company entered into an employment agreement and an indemnification agreement with each of Mr. Chan and Mr. Tong. The foregoing description of the employment agreements and indemnification agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the forms of the employment agreements and the indemnification agreements, copies of which are filed as Exhibit 10.1and Exhibit 10.2 to this Form 6-K and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form Employment Agreement
10.2	Form Indemnification Agreement

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PS International Group Ltd.

By:	/s/
Name:	Yee Kit Chan
Title:	Director and Chairman of the Board

Date: September 18, 2025

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